[LETTERHEAD OF VISTA GOLD CORP.]

                                         June 21, 2006

VIA EDGAR AND FACSIMILE (202) 772-9369

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jason Wynn, Esq.

Re:	Vista Gold Corp. (the “Company”) Registration Statement on Form S-3
File No. 333-132975

Dear Mr. Wynn:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 10:00 a.m. on June 23, 2006, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (720) 981-1185 should you have any questions. Thank you.

Very truly yours, VISTA GOLD CORP.

By:	/S/ GREGORY G. MARLIER
Gregory G. Marlier Chief Financial Officer